SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the period of October 1, 2001 to January 31, 2002, MERCURY SCHEDULING SYSTEMS INC. 400 - 601 W. Cordova Street, Vancouver, British Columbia, CANADA, V6B 1G1.

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b): 82-_____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MERCURY SCHEDULING SYSTEMS INC.
(Registrant)

Date: February 1, 2002

By: James Howard
Chief Financial Officer

NEWS RELEASE

January 15, 2002

MAERSK AIR SIGNS CONTRACT EXTENSION

Mercury Scheduling Systems Inc. (MRY:CDNX) is pleased to announce that Maersk Air of Denmark has agreed to re-new its contract for the Company's mission critical suite of products, which includes optimization, crew planning, internet bidding and day-of-operations solutions.

The Maersk Air Group of companies, based in Copenhagen was established in 1971 and is currently the leading airline in Denmark, operating both passenger and cargo charter services. The airline has a fleet of 37 aircraft and a staff of more than 2,500 employees. Other activities of the Maersk Air Group include aircraft leasing, purchase and sale of aircraft, air cargo sales agency, contracted aircraft operation for parcel carriers, aircraft ground handling and passenger handling as well as air cargo terminal operation.

"I am very pleased to see the Maersk Air group renewing its commitment to Mercury's suite of products," said Graham Whitmarsh, President & C.E.O. "Maersk Air was one of the original airlines to support the development of the Magellan system. The new contract extension and Maersk's recent referral of Mercury to its affiliate airline, Star Air are a testament to the value Mercury's products have provided the airline and a strong indication of Maersk's continuing commitment to Magellan."

Mercury Scheduling Systems Inc. is a software development company that licenses some of the most innovative airline operations software in the world. With a broad range of software products, Mercury is positioned to meet the needs of all sizes of airlines.

On behalf of the Board of Directors,

Graham Whitmarsh
President & CEO

INQUIRIES MAY BE DIRECTED TO:
Investor Relations: (604) 683-8668 (extension #358) or toll-free at
1-888-614-1111
investors@mercury.bc.ca
www.mercury.bc.ca

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

December 18, 2001

To: All Applicable Commissions
Canadian Venture Exchange

Dear Sirs:

Subject: Mercury Scheduling Systems Inc.

We confirm that the following material was sent by pre-paid mail on December 18, 2001, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Quarterly and Year End Report Form 51 - 901F for quarter ended October 31, 2001 / Financial Statements for the six months ended October 31, 2001 / Schedule B - Supplementary Information / Schedule C - Management Discussion

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

British Columbia Securities Commission
Quarterly and Year End Report
BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT Y	M	D
MERCURY SCHEDULING SYSTEMS INC.	October 31, 2001	2001	12	10

ISSUER'S ADDRESS

#400 - 601 W. Cordova Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6B 1G1	604-688-2375	604-683-8668

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
James R. Howard	C.F.O.	604-683-8668 ext. 318

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Graham Whitmarsh" - signed	Graham Whitmarsh	2001	12	10

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"Jeffrey Lowe" – signed	Jeffrey Lowe	2001	12	10

Mercury Scheduling Systems Inc.
Consolidated Balance Sheet
As of October 31, 2001

	October 31, 2001	*April 30, 2001*
Assets		
Current assets		
Cash and equivalents	2,242,652	1,927,365
Short term investments	383,036	417,893
Accounts receivable, net of allowances	811,790	1,344,192
Prepaid expenses and deposits	74,402	69,196
	3,511,879	3,758,646
Deferred development costs	79,685	159,685
Capital assets	535,524	574,446
	4,127,088	4,492,777
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	147,512	108,002
Unearned income	37,860	435,758
Current portion of long term debt	---	---
Current portion of capital lease obligation	34,437	66,078
	219,809	609,838
Long-term debt	---	-
Capital lease obligations	41,524	39,848
	261,332	649,686
Shareholders' Equity		
Share capital	14,773,109	14,773,109
Deficit	(10,907,354)	(10,930,018)
	3,865,756	3,843,091
	4,127,088	4,492,777

Approved by the Board

"Jeffrey Lowe"
Director

"Graham Whitmarsh"
Director

Mercury Scheduling Systems Inc.
Consolidated Statement of Operations
For the Six Months Ended October 31, 2001

	October 31, 2001	*October 31, 2000*
Revenues		
Products and services	2,453,776	1,976,894
Government grants	5,401	200
Interest	31,564	56,619
	2,490,741	2,033,713
Expenses		
Costs of products and services	638,191	763,178
Research and development	618,740	685,832
General and administrative	895,471	881,558
Sales and marketing	155,492	151,342
	2,307,894	2,481,909
Earnings before interest, taxes, depreciation & amortization	182,847	(448,196)
Interest	6,001	6,005
Amortization	154,181	165,226
Income (Loss) for the period	22,665	(619,427)
(Deficit) retained earnings, beginning of period	(10,930,018)	(10,473,674)
(Deficit) retained earnings, end of period	(10,907,354)	(11,093,101)
Income (Loss) per share	$ 0.00	$ (0.02)

Mercury Scheduling Systems Inc.
Consolidated Statement of Operations
For the Quarter Ended October 31, 2001

	October 31, 2001	*October 31, 2000*
Revenues		
Products and services	1,236,235	1,370,749
Government grants	5,401	200
Interest	4,853	21,987
	1,246,488	1,392,935
Expenses		
Costs of products and services	283,077	693,485
Research and development	288,594	27,670
General and administrative	494,526	422,213
Sales and marketing	91,160	62,794
	1,157,357	1,206,162
Earnings before interest, taxes, depreciation & amortization	89,131	186,773
Interest	1,015	3,361
Amortization	78,651	78,150
Income (Loss) for the period	9,465	105,262
(Deficit) retained earnings, beginning of period	(10,916,818)	(11,198,363)
(Deficit) retained earnings, end of period	(10,907,354)	(11,093,101)
Income (Loss) per share	$ 0.00	$ (0.004)

Note 1:
Certain comparative figures have been restated to conform to the 2001-2002 financial statement presentation.

Mercury Scheduling Systems Inc.
Consolidated Statement of Cashflows
For the Six Months Ended October 31, 2001

	October 31, 2001	*October 31, 2000*
Cash provided by (used in) operating activities		
Operations		
Income (Loss) for the period	22,665	(619,427)
Items not affecting cash - amortization	154,181	165,226
	176,847	(454,200)
Changes in non-cash working capital	168,808	(937,164)
	345,655	(1,391,364)
Cash provided by (used) in financing activities		
Issuance (repayment) of long-term debt	---	(36,893)
Issuance (repayment) of capital lease obligations	(29,966)	(46,893)
Net proceeds from issuance of share capital	---	194,450
	(29,966)	110,665
Cash used in investing activities		
Deferred development costs, net of recoveries	---	
Short term investments	34,857	653,977
Purchase of capital assets, net	(35,259)	(130,923)
	(402)	523,054
Increase (Decrease) in cash	315,387	(757,646)
(Bank indebtedness) cash, beginning of period	1,927,365	788,892
(Bank indebtedness) cash, end of period	2,242,652	31,246

Mercury Scheduling Systems Inc.
Consolidated Statement of Cashflows
For the Quarter Ended October 31, 2001

	October 31, 2001	*October 31, 2000*
Cash provided by (used in) operating activities		
Operations		
Income (Loss) for the period	9,465	105,262
Items not affecting cash - amortization	78,651	78,150
	88,115	183,412
Changes in non-cash working capital	310,904	(914,144)
	399,020	(730,731)
Cash provided by (used) in financing activities		
Issuance (repayment) of long-term debt	---	---
Issuance (repayment) of capital lease obligations	(18,664)	(24,418)
Net proceeds from issuance of share capital	---	---
	(18,664)	(24,418)
Cash used in investing activities		
Deferred development costs, net of recoveries	---	---
Short term investments	24,292	499,548
Purchase of capital assets, net	(4,896)	(13,059)
	19,396	486,489
Increase (Decrease) in cash	399,752	(268,660)
(Bank indebtedness) cash, beginning of period	1,842,899	300,306
(Bank indebtedness) cash, end of period	2,242,652	31,646

Mercury Scheduling Systems Inc.
Notes to the Financial Statements
For the Six Months Ended October 31, 2001

Note 1:

Certain comparative figures have been restated to conform to the 2001-2002 financial statement presentation.

British Columbia Securities Commission
Quarterly and Year End Report
BC Form 51-901F

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT		
		Y	M	D
MERCURY SCHEDULING SYSTEMS INC.	October 31, 2001	2001	12	10

ISSUER'S ADDRESS

#400 - 601 W. Cordova Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6B 1G1	604-688-2375	604-683-8668

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
James R. Howard	C.F.O.	604-683-8668 ext. 318

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

		2001	12	10
"Graham Whitmarsh" - signed	Graham Whitmarsh	Y	M	D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		

		2001	12	10
"Jeffrey Lowe" – signed	Jeffrey Lowe	Y	M	D
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED		

SCHEDULE "B"

MERCURY SCHEDULING SYSTEMS INC.
YEAR-TO-DATE ENDED OCTOBER 31, 2001

1.

Products and services expense	Oct 31, 2001	Oct 31, 2000
Salaries	$ 409,748	$ 441,351
Consulting	201,280	311,104
Travel	3,644	9,792
Meals & entertainment	239	853
Miscellaneous	23,280	78
	$ 638,191	**$ 763,178**

Research and development	Oct 31, 2001	Oct 31, 2000
Salaries	$ 522,667	$ 631,410
Consulting	71,052	37,937
Travel	-	5,568
Meals & entertainment	177	-
Software license & maintenance	20,937	10,044
Miscellaneous	3,906	873
	$ 618,740	**$ 685,832**

General and Administration	Oct 31, 2001	Oct 31, 2000
Conferences & Seminars	$ 261	$ 4,497
Consulting & Directors' Fees	105,681	44,119
Insurance	20,735	18,803
Investor relations	76,371	108,404
Legal and accounting	78,656	56,859
Office Expenses	119,742	133,293
Rent	98,073	79,257
Salaries, training and recruitment	296,194	332,782
Telephone	33,098	49,802
Travel and entertainment	66,661	53,743
	$ 895,471	**$ 881,558**

Sales and Marketing		**Oct 31, 2001**		**Oct 31, 2000**
Salaries		115,801		107,442
Travel		25,185		41,840
Meals & entertainment		1,890		1,274
Miscellaneous		12,616		785
	$	**155,492**	**$**	**151,342**

Development Costs Deferred		**Oct 31, 2001**		**Oct 31, 2000**
Salaries and benefits		$1,136,003		$1,136,003
Consulting		202,931		202,931
Other		29,625		29,625
	$	1,368,559	$	1,368,559
Funding		(69,780)		(69,780)
Grants		(17,400)		(17,400)
Investment tax credit recovery		(145,652)		(145,652)
	$	1,135,727	$	1,135,727
Deferred research and development cost amortization		(1,056,042)		(896,042)
	$	**79,685**	**$**	**239,685**

2. Related Party Transactions

There were no related party transactions to date in the year. Director's fees of $24,000 have been paid during year to date.

3.(a) Summary of securities issued year-to-date ending Oct 31, 2001

Class	**Number**	**Date of issue**	**Consideration**
	NIL		NIL
TOTAL	**NIL**		**NIL**

3.(b) Summary of options, rights and warrants granted year-to date ending Oct 31, 2001.

Security	Number	Issue Date	Exercise Price	Expiry Date	Consideration
Share Options - Employees*	300,000	May 29, 2001	$0.55	Jan. 2, 2006	$165,000
Share Options - Employees	300,000	Oct. 5, 2001	$0.25	Oct. 4, 2006	$75,000
Share Options - Employees	25,000	Oct. 22, 2001	$0.25	Oct. 21, 2006	$6,250

*Subsequently repriced to $0.25 per 2001 Annual General Meeting held September 19, 2001.

4.(a) Authorized Share Capital as at Oct 31, 2001

Class	Authorized
Common Shares	100,000,000

4.(b) Number and value of shares issued and outstanding as at Oct 31, 2001

Class	Issued	Value
Common Shares	26,787,764	$11,207,479

4.(c) Options and rights outstanding as at Oct 31, 2001

Security	Number	Exercise Price	Value	Expiry Date
Options (1)	NIL	$1.25	$NIL	Oct 13, 2003
Options (1)	NIL	$1.43	$NIL	Feb. 4, 2004
Options (1)	NIL	$1.00	$NIL	Aug. 17, 2004
Options (1)	NIL	$1.17	$NIL	Dec. 3, 2004
Options (1)	NIL	$1.46	$NIL	Feb. 20, 2005
Options (1)	NIL	$1.32	$NIL	Apr. 30, 2005
Options (1)	NIL	$0.55	$NIL	Jan. 2, 2006
Options	2,700,000	$0.25	$675,000	Jan. 2, 2006
Options	960,000	$0.44	$422,400	Sep. 18, 2006
Options	55,000	$0.55	$30,250	Sep. 18, 2006
Options	315,000	$0.25	$78,750	Oct. 4, 2006
Options	25,000	$0.25	$6,250	Oct. 21, 2006
Rights	100,000	$1.50	$150,000	Jun. 27, 2002
TOTAL	**4,130,000**		**1,362,650**	

(1) Options repriced per 2001 Annual General Meetings held September 19th and October 11th.

The following options were cancelled prior to Oct 31, 2001:

# Cancelled	Exercise Price	Consideration	Expiration Date
25,000	$0.25	$6,250	Jan. 2, 2006
30,000	$1.32	$39,600	Apr. 30, 2005
70,000	$1.17	$81,900	Dec. 3, 2004
125,000		**$127,750**	

4.(d) Shares in Escrow as at Oct 31, 2001

2,500,000

5. List of Directors and Officers as at Oct 31, 2001

<u>Directors</u>
Graham Whitmarsh
Jeffrey Lowe
Joe Blackwell

<u>Officers</u>
Graham Whitmarsh
James R. Howard

SCHEDULE "C"

DESCRIPTION OF BUSINESS

The Company has developed and licensed airline crew scheduling software throughout the world since 1983 and is currently licensing five products to its customers: Magellan, Magellan Crew Comms ("Orion"), Nova, Nova-Lite, and Nova-OnLine. The Company also has non-exclusive distribution rights to market and license Cygnus, a trip optimization system.

SEPTEMBER 11, 2001

Most investors are aware of the terrorist attacks in New York on September 11, 2001 and the effects this attack has had on air travel and the airline industry world-wide. While some of the immediate effects this event has had on Mercury are evident, longer-term effects on Mercury's business are less certain and dependent on the American and global economic recovery. In the interim and subsequent to the quarter end, the Company implemented several cost saving measures, to ensure the judicious use of its working capital.

CUSTOMERS

A significant portion of the Company's year to date revenue is derived from the development and integration projects of its marquee product, Magellan. As at December 15, 2001, Magellan has been sold to a total of 8 airlines: British Airways Regional, DHL Airways, Maersk Air, British World Airways, Legend Airlines, Southern Air, Star Air and Aloha Airlines.

The Company entered into a formal agreement with British Airways Regional Limited ("BAR"), on August 11, 1999 to supply software development services and licenses for a total price of US $1,400,000. The original installation of Magellan at BAR was completed in January and the legacy system was decommissioned in September 2000. BAR is now running "solo" with Magellan and their scheduling of flight attendants is now 100% dependent on the Magellan system. A three-year support agreement was negotiated with BAR this summer.

The Company also entered into a Supplier Agreement dated June 1, 1999 with DHL Airways Inc. ("DHL"). The Supplier Agreement provides for the Company to supply software development, maintenance and licences to DHL for a total price of $2,117,000 plus out of pocket costs and maintenance fees. The final pieces of functionality for the original Phase 1 are scheduled for completion at the end of August 2001. Subsequent to this installation, DHL has advised Mercury they will be suspending capital development of the Magellan system until further notice.

Coincident with the DHL project, the Company completed the prototype for its latest system—a new add-on module called Magellan "Crew Communications". The product employs a unique combination of new cutting-edge Internet and Interactive voice technologies, which facilitate world-wide communication of crew to their base of operations. This new technology will reduce considerably the cost of operations room staff and provide a level of convenience to crew, which will make them one of the principal drivers for the software's demand. We are forecasting a broad acceptance of this new module across our existing and new base of customers.

In addition, the Company installed a Magellan system at Maersk Air, which was completed in April 2001. Negotiations for the provision of long-term support are expected to conclude prior to the end of the calendar year. Star Air, a Maersk subsidiary is scheduling delivery of its Magellan system in January 2002.

British World Airways continues to use its Magellan and Nova installation in operation. While, Legend Airlines announced during the last fiscal year that it had filed for Chapter 11 bankruptcy. Meanwhile, the Southern Air delivery of its Nova system and Magellan systems has recently been completed.

Mercury and Aloha Airlines staff are currently defining the business requirements for their new Magellan installation. Once both companies have a clear understanding of the business objectives an implementation schedule will be finalized. At present, Mercury is planning for a delivery in early Spring 2002.

Two of Mercury's Nova customers, Ansett Australia and Canada 3000 have filed for bankruptcy this Fall. While it seems evident at this time that Canada 3000 will not recover, Ansett Australia is expected to resume operations in some form in the New Year. Two of the Companies other customers, WestJet and Skyservice are expected to grow their operation over the course of the next calendar year as they assume business formerly served by Canada 3000.

PARTNERS

SITA

In July 2000, Mercury entered into an Exclusive Strategic Marketing Agreement with SITA, the world's largest provider of telecommunications and information solutions to the air transport industry. This agreement allows SITA to re-brand Mercury's crew tracking products under its own name and offer sales, integration and support facilities to its customers. SITA currently sells and supports its own products to over 1800 customers, including 150 customers using flight planning or flight tracking solutions. SITA has a strong market presence outside Mercury's home territory in North America

SITA has built a team within their airline operations marketing group in London England to focus on Crew Solutions (i.e. Mercury's products plus their own Crew Training Management System). The team leader, who has extensive experience with Mercury products, was recently recruited from GB Airways in the UK, a former Mercury customer. Together with two Mercury trained application specialists, he directs SITA's global sales force. To support their sales efforts, SITA has installed an operational Magellan demonstration system in London and has completed the work to integrate their Aircraft management system called Fleet Watch to Magellan. The Fleet Watch and Magellan Demonstration Systems are now running at SITA's London offices.

SITA is currently targeting specific Tier II airlines outside North America and hence is complimentary to both Mercury's in-house efforts and those of IBM discussed below. Under the terms of the agreement SITA funds Mercury's activities in support of SITA's sales efforts. Therefore, Mercury undertakes little risk and cost exposure under the activities, while still preserving its upside when a contract is concluded. Under the agreement, Mercury is paid directly for any consulting, systems engineering, training, installation work it undertakes with respect to a SITA customer at its current daily rate. The license and support fees are shared on agreed revenue spilt and in return SITA takes responsibility for the initial two levels of support service, while Mercury retains code level support.

In addition, SITA negotiated the right to acquire up to 1.5 million shares or approximately 5.5% of Mercury's outstanding shares. Upon signing the agreement, SITA earned the right to purchase 100,000 common shares of the Company with the balance being earned upon achieving certain recurring license and support fee revenue targets. SITA also holds a position on Mercury's strategic advisory board. Mercury is optimistic this relationship with SITA will yield significant revenues within the year 2002.

IBM

In June of 2000, after extensive analysis of the airline sector, IBM launched the "ConnectEdge" initiative to the airline industry. IBM's ConnectEdge is an innovative combination of leading edge IBM middle-ware and "best-of-breed" business partner solutions. The ConnectEdge offering, via a standard open architecture allows multiple solutions to be easily integrated with each other and legacy systems over a common interface platform. Mercury was selected, by IBM from a field of Mercury's direct competitors to provide the crew component of this innovative, integrated product offering.

Similar to the arrangement with SITA, IBM funds Mercury's activities in support of IBM's sales efforts. Mercury is paid directly for any consulting, systems engineering, training, installation work it undertakes with respect to an IBM customer. The license and support fees are shared on agreed revenue spilt and in return IBM takes responsibility for the initial two levels of support, while Mercury retains code level support. IBM has also completed the integration work necessary to allow Magellan to run on the ConnectEdge platform. As part of the structure to manage and co-ordinate sales activities, IBM also has a representative on Mercury's Strategic Advisory Board.

Due to the current difficulties in the airline sector, IBM has undertaken a review of ConnectEdge to determine whether it should continue to pursue this initiative. Mercury expects to receive a definitive answer from IBM early in the New Year.

Results of Operations for the Six Months Ended October 31, 2001 as compared to October 31, 2000

During the six months ending October 31, 2001, the company posted a gain of $22,665 versus a loss of $619,427 in the previous year and an EBITDA gain of $182,847 versus an EBITDA loss of $448,196 in the previous year. This profitable quarter represents the fifth consecutive quarter of profitable operations achieved by Mercury.

The company's gross revenue for the year to date was $2,490,741, an increase of 23% over the previous year ($2,033,713 – 2000). Of this amount, $2,453,776 is comprised of products and services revenue (2000 – $1,976,894). The products and services revenue itself is comprised of $1,025,680 in license and support fees (2000 – $827,763), $1,290,892 in development and integration fees (2000 – $1,063,0007), $130,947 in training and other consulting fees (2000 - $86,123), and miscellaneous revenue of $6,256 (2000 - $NIL).

License and Support fees, which are virtually unchanged from the previous year are earned predominantly on a monthly basis and represent a significant and stable cash flow to the company. Development and integration revenues, on the other hand increased by over half a million dollars due to the Magellan deliveries at DHL and Maersk airlines occurring at that time. Consulting and training revenues were also up significantly due in the most part to the Maersk installation.

Costs of products and services decreased by 16% to $638,191 (2000 – $763,178), and research and development expenses decreased 10% to $618,740 (2000 – $685,832). The decrease in each category is due to a reduction in employee and contractor staffing levels.

General and administrative expenses for the year to date were $895,471 (2000 – $881,558) unchanged from the prior year. Salaries, training and recruitment costs decreased to $296,194 (2000 - $332,782), while consulting costs & directors fees increased to $105,681 (2000 - $44,119) due to the company's pursuit of strategic mergers and acquisitions opportunities. Legal and accounting costs increased to $78,656 (2000 - $56,859) due partially to costs associated with company layoffs. Investor Relations activity was down to $76,371 (2000 - $108,404) due to reduced activities in the current capital markets. Office supplies and miscellaneous was largely unchanged at $119,742 (2000 - $133,293).

Sales and marketing expenses decreased to $155,492 (2000 – $151,342) due principally to a reduction in travel costs. Travel costs are down historically since the introduction of our sales partnerships as customers targeted by or marketing partners are funded by the marketing partner. This includes a large portion of the company's sales travel outside of North America, which is generally the most expensive.

Amortization costs were $154,181 (2000 – $165,226), comprised of amortization of capital assets of $74,181 and $80,000 of amortization of deferred charges. The deferred development costs relate to $479,685 of historical costs associated with the original Magellan product development, which were capitalized under Canadian GAAP. The deferred development costs are being amortized at a rate of $160,000 per year over three years, commencing in the fiscal year ended April 30, 2000 and will be fully amortized at the end of fiscal year 2002.

Liquidity and Capital Resources

The net increase in cash flow for the six months ended October 31, 2001 was $315,287 after adding back non-cash items (see Consolidated Statements of Cash Flow) compared with a cash loss of $757,646 for the previous year. The improvement in the company's cash position is due to its success in reporting profitable operations since the second quarter of the previous fiscal year.

As a result, the company's working capital position has remained strong at $3,292,070. The company's cash position (including short-term investments) increased to $2,625,688 compared to the fiscal year end 2001 of $2,345,258. Accounts receivable decreased to $811,790 at the quarter end versus $1,344,192 at the previous year-end.

The Company's ability to continue as a going concern is dependent upon its ability to sustain profitable operations over the long term. The marginal profit for the second quarter ended October 31, 2001, represents the fifth consecutive quarter of moderate profitability. Management believes that the ability of the Company to achieve sustainable profitable operations and continue as a going concern continues to improve. The company's substantial working capital position will allow it to maintain operations through any loss period sustained as a result of the current difficulties in the airline sector.

The key factor to generating new revenues will primarily depend on sales of Magellan and Magellan CrewComms. The Company believes Magellan will gain acceptance by the airline industry as the Company believes that Magellan is more comprehensive than its competitors' products in that it can track each crew member through time, from planning stages to historical records, and can perform this task in real time. The Company believes that its recent experience with complex installations at British Airways Regional make it well positioned to capitalize on new sales opportunities identified organically or through the Company's distribution agreement with SITA.

In addition, the Company will receive funds if outstanding share purchase warrants and stock options are exercised. There can be no assurance that the share purchase warrants or stock options will be exercised in whole or in part and therefore the funds from the share purchase warrants and stock options may not be available to the Company.

NEWS RELEASE

December 18, 2001

Mercury records 5th Consecutive Quarterly Profit

Mercury Scheduling Systems Inc. **(MRY:CDNX)** is pleased to announce results for the second quarter ended October 31, 2001 of an EBITDA gain of $89,131 and a profit of $9,465. For the six months ended October 31, 2001 that produces an EBITDA gain of $182,847 and a book gain of $22,665 versus prior year results of an EBITDA and book loss of $448,196 and $619,427 respectively.

The company's gross revenue for the six months ended October 31, 2001 was $2,490,741 an increase of 23% over the previous year ($2,033,713 – 2000). Of this amount, $2,453,776 is comprised of products and services revenue (2000 – $1,976,894). The products and services revenue itself is comprised of $1,025,680 in license and support fees (2000 – $827,763), $1,290,892 in installation and customization fees (2000 – $1,063,007), $130,947 in training and other consulting fees (2000 - $86,123), and miscellaneous revenue of $6,256 (2000 – NIL). Total operating expenditures decreased by 7% to $2,307,894 (2000 - $2,481,909).

At the quarter ended October 31, 2001, the company had positive cash flow of $176,847 after adding back non-cash items (see Consolidated Statements of Cash Flow) compared with a cash loss of $454,200 for the previous year. The maintenance of the company's strong cash position is due to its success in reporting profitable operations since the second quarter of the previous fiscal year. As a result, the company's working capital position remains strong at $3.3 million.

Subsequent to the quarter end, the Company implemented several cost reduction strategies and eliminated certain corporate services that were not critical to maintaining the Company's core development capability. The moves are intended to recognize the current challenges facing the airline industry and ensure that Mercury is conducting its financial affairs in a prudent and judicious manner, while the airline sector rebuilds.

Please note the attached financial statement highlights have been provided without the Notes to the Financial Statements and Management Discussion and certain comparative Income Statement numbers have been restated to conform to new financial statement presentation. For a more detailed analysis of the financial results for the quarter ended October 31, 2001, please visit Mercury's website at www.mercury.bc.ca.

Mercury Scheduling Inc. 400 - 601 W. Cordova, Vancouver, BC V6B 1G1 Tel: 604.683.8668 Fax: 604.688.2375
www.mercury.bc.ca investors@mercury.bc.ca 1.888.614.1111

Mercury Scheduling Systems Inc. is a software development company that licenses some of the most innovative airline operations software in the world. With a broad range of software products, Mercury is positioned to meet the needs of all sizes of airlines. The company has an established client base that includes leading companies such as British Airways Regional, DHL Airways, Maersk Air, Aloha Airlines, Skyservice and WestJet. Mercury is one of 30 select companies that make up the CDNX Technology Index.

On behalf of the Board of Directors,

Graham Whitmarsh
President & CEO

INQUIRIES MAY BE DIRECTED TO:
Investor Relations:
(604) 683-8668 (extension #358) or toll-free at 1-888-614-1111
investors@mercury.bc.ca
www.mercury.bc.ca

Mercury Scheduling Systems Inc.
Consolidated Balance Sheet
As of October 31, 2001

	October 31, 2001	*April 30, 2001*
Assets		
Current assets		
Cash and equivalents	2,242,652	1,927,365
Short term investments	383,036	417,893
Accounts receivable, net of allowances	811,790	1,344,192
Prepaid expenses and deposits	74,402	69,196
	3,511,879	3,758,646
Deferred development costs	79,685	159,685
Capital assets	535,524	574,446
	4,127,088	4,492,777
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	147,512	108,002
Unearned income	37,860	435,758
Current portion of long term debt	---	---
Current portion of capital lease obligation	34,437	66,078
	219,809	609,838
Long-term debt	---	-
Capital lease obligations	41,524	39,848
	261,332	649,686
Shareholders' Equity		
Share capital	14,773,109	14,773,109
Deficit	(10,907,354)	(10,930,018)
	3,865,756	3,843,091
	4,127,088	4,492,777

Approved by the Board

"Jeffrey Lowe"
Director

"Graham Whitmarsh"
Director

Mercury Scheduling Systems Inc.
Consolidated Statement of Operations
For the Six Months Ended October 31, 2001

	October 31, 2001	*October 31, 2000*
Revenues		
Products and services	2,453,776	1,976,894
Government grants	5,401	200
Interest	31,564	56,619
	2,490,741	2,033,713
Expenses		
Costs of products and services	638,191	763,178
Research and development	618,740	685,832
General and administrative	895,471	881,558
Sales and marketing	155,492	151,342
	2,307,894	2,481,909
Earnings before interest, taxes, depreciation & amortization	182,847	(448,196)
Interest	6,001	6,005
Amortization	154,181	165,226
Income (Loss) for the period	22,665	(619,427)
(Deficit) retained earnings, beginning of period	(10,930,018)	(10,473,674)
(Deficit) retained earnings, end of period	(10,907,354)	(11,093,101)
Income (Loss) per share	$ 0.00	$ (0.02)

Mercury Scheduling Systems Inc.
Consolidated Statement of Operations
For the Quarter Ended October 31, 2001

	October 31, 2001	*October 31, 2000*
Revenues		
Products and services	1,236,235	1,370,749
Government grants	5,401	200
Interest	4,853	21,987
	1,246,488	1,392,935
Expenses		
Costs of products and services	283,077	693,485
Research and development	288,594	27,670
General and administrative	494,526	422,213
Sales and marketing	91,160	62,794
	1,157,357	1,206,162
Earnings before interest, taxes, depreciation & amortization	89,131	186,773
Interest	1,015	3,361
Amortization	78,651	78,150
Income (Loss) for the period	9,465	105,262
(Deficit) retained earnings, beginning of period	(10,916,818)	(11,198,363)
(Deficit) retained earnings, end of period	(10,907,354)	(11,093,101)
Income (Loss) per share	$ 0.00	$ (0.004)

Note 1:
Certain comparative figures have been restated to conform to the 2001-2002 financial statement presentation.

Mercury Scheduling Systems Inc.
Consolidated Statement of Cashflows
For the Six Months Ended October 31, 2001

	October 31, 2001	*October 31, 2000*
Cash provided by (used in) operating activities		
Operations		
Income (Loss) for the period	22,665	(619,427)
Items not affecting cash - amortization	154,181	165,226
	176,847	(454,200)
Changes in non-cash working capital	168,808	(937,164)
	345,655	(1,391,364)
Cash provided by (used) in financing activities		
Issuance (repayment) of long-term debt	---	(36,893)
Issuance (repayment) of capital lease obligations	(29,966)	(46,893)
Net proceeds from issuance of share capital	---	194,450
	(29,966)	110,665
Cash used in investing activities		
Deferred development costs, net of recoveries	---	
Short term investments	34,857	653,977
Purchase of capital assets, net	(35,259)	(130,923)
	(402)	523,054
Increase (Decrease) in cash	315,387	(757,646)
(Bank indebtedness) cash, beginning of period	1,927,365	788,892
(Bank indebtedness) cash, end of period	2,242,652	31,246

Mercury Scheduling Systems Inc.
Consolidated Statement of Cashflows
For the Quarter Ended October 31, 2001

	October 31, 2001	*October 31, 2000*
Cash provided by (used in) operating activities		
Operations		
Income (Loss) for the period	9,465	105,262
Items not affecting cash - amortization	78,651	78,150
	88,115	183,412
Changes in non-cash working capital	310,904	(914,144)
	399,020	(730,731)
Cash provided by (used) in financing activities		
Issuance (repayment) of long-term debt	---	---
Issuance (repayment) of capital lease obligations	(18,664)	(24,418)
Net proceeds from issuance of share capital	---	---
	(18,664)	(24,418)
Cash used in investing activities		
Deferred development costs, net of recoveries	---	---
Short term investments	24,292	499,548
Purchase of capital assets, net	(4,896)	(13,059)
	19,396	486,489
Increase (Decrease) in cash	399,752	(268,660)
(Bank indebtedness) cash, beginning of period	1,842,899	300,306
(Bank indebtedness) cash, end of period	2,242,652	31,646

Mercury Scheduling Systems Inc.
Notes to the Financial Statements
For the Six Months Ended October 31, 2001

Note 1:

Certain comparative figures have been restated to conform to the 2001-2002 financial statement presentation.

MERCURY *news release*

MRY:CDNX **MYSYF:OTCBB** **MEU:D**

November 6, 2001

Mercury and British Airways Regional Sign 3 Year Support Agreement

Mercury Scheduling Systems Inc. (MRY: CDNX) is pleased to announce the signing of a formal Support Level Agreement with British Airways Regional Ltd. Under the terms and conditions of the contract, Mercury shall provide British Airways Regional with maintenance and support services for the Magellan software application and platform for the next 3 years.

These services will include 24 hour per day, 7 day per week support throughout the year for British Airways Regional's live operations

British Airways Regional operates Mercury's integrated suite of crew management systems at its EuroHub, serving Birmingham, Manchester and Glasgow. Mercury's entire suite of crew scheduling products, which include Magellan, Nova and Nova on-line manage cabin crew for the entire British Airways Regional Boeing 737 and new Airbus A319 fleets.

Mercury Scheduling Systems Inc. is a software development company that licenses some of the most innovative airline operations software in the world. With a broad range of software products, Mercury is positioned to meet the needs of all sizes of airlines. The company has an established client base that includes leading companies such as British Airways Regional, DHL Worldwide Express Airways, Maersk Air, Aloha Airlines and Southern Airways. Mercury is one of 30 select companies that make up the CDNX Technology Index.

On behalf of the Board of Directors,

Graham Whitmarsh
President & CEO

Investor Relations:
Mark Sommer
#888-614-1111 Ext. 358 or #604-683-8668 or
investors@mercury.bc.ca **www.mercury.bc.ca**